Blue Chip Capital Group, Inc.

110 East 59th Street, 23rd Floor

New York, NY 10022

Phone: (212) 324-3748

March 12, 2026

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

Washington, DC 20549

Attention: Cara Lubit and Robert Klein

Re:	Blue Chip Capital Group, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2025
File No. 000-56751

Ladies and Gentlemen:

As Chief Executive Officer of Blue Chip Capital Group, Inc. (the “Company”), we are submitting this letter in response to the staff’s comment letter dated March 3, 2026 (the “Staff Letter”) regarding the Company’s Form 10-K/A for the fiscal year ended May 31, 2025. For the staff’s convenience, we have included each of the staff’s comments numbered sequentially followed by our response to each comment, also numbered sequentially.

Comment No. 1: Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 26. Disclosure on page 26 states that you have filed a letter from Hudgens CPA PLLC as Exhibit 16.1 to your form 10-K/A, and the same disclosure is in your 10-K. However, this letter does not appear to be included as an exhibit to either of these filings. Please include this letter as an exhibit in an amended Form 10-K or revise your disclosure to reference the Exhibit included within the relevant Item 4.01 Form 8-K that has been filed.

Response No.1: We have filed together with this correspondence Amendment No. 2 to the Company’s Form 10-K for the fiscal year ended May 31, 2025. We have corrected the disclosure in the Form 10-K/A filed with the Commission on November 10, 2025 to state that the letter from Hudgens CPA PLLC was filed a Exhibit 16.1 to the Company’s Form 8-K filed on April 5, 2024 and included reference to this Form 8-K and a link to the subject Exhibit 16.1 in the Exhibit Table to this Amendment No.2 to the Form 10-K.

Comment No. 2: Corporate Governance, page 30. We note your disclosure on page 30 that you have included as exhibits certifications of your Chief Executive Officer and Chief Financial Officer. However, there do not appear to be any certification exhibits included with your 10-K or 10-K/A related to Section 906 of the Sarbanes-Oxley Act or Rule 13a-14(a) / Rule 15d-14(a). Please file a new full amendment to the Form 10-K and include these certifications as exhibits.

Response No. 2: We have filed certification exhibits with the Company’s Amendment No. 2 to the Form 10-K/A related to Section 906 of the Sarbanes-Oxley Act or Rule 13a-14(a) / Rule 15d-14(a).

Respectfully submitted,

/s/: James C. DiPrima
James C. DiPrima
Chief Executive Officer